Metropolitan Life Insurance Company

200 Park Avenue, New York, New York 10166

CONTRACT ENDORSEMENT

Group Contract No.:

Contractholder:

Effective Date:    September 1, 2025

Metropolitan Life Insurance Company (“MetLife”), a stock company, issues this endorsement to change the following:

1.) Add Certificate Rider form GCR19-01 l/gc to Certificates under the above referenced group contract.

2.) Add the disclosures shown below to the above referenced group contract:

“Certain non-insured Grief Counseling Services are included with Group Variable Universal Life (GVUL) or Group Universal Life (GUL) Insurance and provided at no additional premium. MetLife has arranged for these services to be provided by LifeWorks US Inc, a third-party service provider, to help beneficiaries cope with the death of Covered Persons whose lives are the subject of Group Life Insurance under this Group Contract. If the certificate would otherwise end due to the death of the Covered Person, the Grief Counseling Services will remain in effect.

Grief Counseling Services include intake, assessment and counseling services as follows:

•

Telephone intake by a licensed mental health professional for assessment and appropriate referral to identified licensed counselors with at least a master’s degree in counseling, psychology or sociology based upon the beneficiary’s specific grief counseling needs;

•	24-hour availability of grief counseling clinical services, via a toll-free telephone line three hundred sixty-five days a year;

•	A maximum of five 50 minute face-to-face, telephonic, and video grief counseling sessions per loss event;

•	Courtesy follow-up with beneficiaries using the Grief Counseling Services; and

•	Access to educational materials and self-assessments as it pertains to the loss experienced by the beneficiaries.

Access to the Grief Counseling Services and more information on how to access Grief Counseling Services can be obtained by contacting LifeWorks at 866-307-1405, 201 – 17th Street NW, Suite 630, Atlanta, GA, United States, 30363 and metlifebene.lifeworks.com.”

This endorsement is to be attached to and made a part of the contract. This endorsement is subject to the terms and provisions of the contract.

/s/ Michel Khalaf Michel Khalaf President

GPEND16-01 I/gc